McDara P. Folan, III Senior Vice President, Deputy General Counsel and Secretary 336-741-5162 336-728-4495 Fax folanm@rjrt.com

November 17, 2015

VIA EDGAR CORRESPONDENCE AND EMAIL TO FIELDD@SEC.GOV

Mr. Donald E. Field

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Registration Statement on Form S-4 of Reynolds American Inc. and Additional

Registrants (the “Registration Statement”)

SEC File Nos.: 333-207802 through 333-207802-12

Dear Mr. Field:

The undersigned registrants hereby request that the Securities and Exchange Commission accelerate the effective time and date of the above-referenced Registration Statement, and declare such Registration Statement effective as of 3:00 p.m., Washington, D.C. time, on Wednesday, November 18, 2015, or as soon thereafter as practical. The registrants also request that they be notified telephonically (by telephone call to the individuals listed at the end of this request letter) of the date and time of the effectiveness of the Registration Statement, and that the Commission subsequently transmit the written order of effectiveness to the registrants.

In connection with this request, the undersigned registrants hereby acknowledge that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the registrants from their full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the registrants may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

P.O. Box 2990     Winston-Salem, NC 27102     336.741.2000     www.reynoldsamerican.com                         Transforming Tobacco

Securities and Exchange Commission

November 17, 2015

Please contact McDara P. Folan, III at (336) 741-5162, or David M. Eaton of the law firm of Kilpatrick Townsend & Stockton LLP at (404) 815-6051 with any questions or comments, or to notify the registrants telephonically of the effectiveness of the Registration Statement.

Sincerely,

AMERICAN SNUFF COMPANY, LLC

CONWOOD HOLDINGS, INC.

RAI SERVICES COMPANY

REYNOLDS AMERICAN INC.

R.J. REYNOLDS TOBACCO CO.

R. J. REYNOLDS TOBACCO COMPANY

R. J. REYNOLDS GLOBAL PRODUCTS, INC.

R.J. REYNOLDS TOBACCO HOLDINGS, INC.

ROSSWIL LLC

SANTA FE NATURAL TOBACCO COMPANY, INC.

By:	/s/ McDara P. Folan, III
McDara P. Folan, III As an Authorized Officer for above-listed registrants

LORILLARD LICENSING COMPANY LLC REYNOLDS INNOVATIONS INC.

By:	*
David A. Shirlen President

REYNOLDS FINANCE COMPANY

By:	*
Caroline M. Price President

*By:	/s/ McDara P. Folan, III
McDara P. Folan, III by powers-of-attorney included in signature pages to Registration Statement